HIVE Presents Record November 2021 Production Figures and Provides Corporate

Update

Vancouver, British Columbia--(Newsfile Corp. - December 3, 2021) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of November 2021, with a BTC HODL balance of 1,584 Bitcoin as of today.

November 2021 Production Figures

Following a record Q2 2022 earnings report (period end September 30, 2021), HIVE is pleased to announce its November 2021 production figures. The Company notes it currently has:

  218 BTC Produced
  $13.2M USD Bitcoin mining revenue
  1.31 ExaHash of Bitcoin mining capacity
  2,334 ETH Produced
  $10.4M USD Ethereum mining revenue
  4.36 TeraHash of Ethereum mining capacity
  $23.6M USD Total Revenue

Frank Holmes, Executive Chairman of HIVE, stated, "We are very pleased to report HIVE has continued its strong momentum following our record-breaking October production figures; this trend is continued in our November production where HIVE is again generating over $280M USD in annual revenue on a run-rate basis using November figures, or approximately $350M CAD."

Aydin Kilic, President & COO of HIVE, noted, "We would like the investing public and crypto enthusiasts to understand the financial relationship between BTC and ETH mining. For example, in the month of November, 1,000 GH/s of ETH mining was equivalent if measured in daily revenue from the value of coins produced to approximately 228 PH/s of Bitcoin mining." The Company believes it's unique position of having a large Bitcoin and Ethereum mining footprint provides investors a unique value proposition. Mr Kilic continued, "Similarly, where one can equate hashrate on a revenue basis between BTC and ETH, you can also equate the value of the coins on a daily basis, as such on a daily basis the 2,334 ETH that HIVE produced during the month of November is approximately equal in value to producing a monthly total of 171 BTC. This is in addition to the 218 BTC produced from our Bitcoin mining operations."

The Company's total Bitcoin equivalent production in November 2021 was:

  389 BTC Equivalent Produced
  13 Bitcoin Equivalent produced per day on average
  2.3 ExaHash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate)

Network Mining Difficulty

The Bitcoin network difficulty increased as much as 5% and similarly the Ethereum network difficulty increased approximately 8% during the month of November. These increases in difficulty are factors in the decrease in BTC and ETH produced in November compared to the previous month.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.

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